UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F       ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On October 17, 2017, Gazit-Globe Ltd. (the “Company”) held its 2017 annual and special general meeting of shareholders (the “Meeting”). All proposals submitted to the Company’s shareholders at the Meeting, consisting of the following, were duly approved by the requisite majorities (including, where applicable, special majorities) under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Company’s Articles of Association, as amended:

1.	Re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s external auditor and authorizing the Company’s board of directors (the “Board”) to set the fees to be paid to such auditor;

2.	Re-election of all members of the Board (other than the external directors) as directors, consisting of Mr. Chaim Katzman (Chairman of the Board), Mr. Dor J. Segal (Executive Vice Chairman), Mr. Michael Haim Ben Dor, Mr. Douglas William Sesler and Ms. Zehavit Cohen, until the annual general meeting of shareholders in 2018;

3.	Approval of an update to, and the renewal of, the Company's agreement with Norstar Holdings Inc., the Company’s controlling shareholder (regarding provision of services and non-compete undertaking);

4.	Adoption of amendments to the Company’s Articles of Association (the “Articles”) that amend the conditions pursuant to which the Company may indemnify its office holders from liability, including amendments that are based on corresponding updates to Israeli law that have come into effect since the date of the latest amendment to the existing Articles;

5.	Approval of an amendment to the Company’s indemnification undertaking to its directors and officers (excluding to directors and officers who are controlling shareholders, and their family members);

6.	Approval of renewed indemnification undertakings for the Company's Chairman of the Board, Mr. Chaim Katzman, and Vice Chairman of the Board and CEO, Mr. Dor J. Segal;

7.	Approval of the payment of director’s fees to Mr. Douglas Sesler for his service as a director of Gazit Horizons, Inc., a wholly-owned subsidiary of the Company; and

8.	Approval of the compensation terms of Mr. Zvi Gordon, the Company’s VP of Investments and son-in-law of Mr. Chaim Katzman, the Company’s Chairman of the Board and controlling shareholder (including the Company’s provision to Mr. Gordon of an indemnification undertaking).

A description of each of the above proposals was set forth at greater length in the notice and proxy statement with respect to the Meeting (including in Exhibit A thereto), which were annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that was furnished to the Securities and Exchange Commission (the “SEC”) on September 20, 2017.

The foregoing descriptions of the proposals are incorporated by reference herein.

Following the adoption, at the Meeting, of the amendments to the Articles described in Proposal 4 above, the Company's updated Articles of Association, as so amended (as translated from the original Hebrew version), are furnished as Exhibit 99.1 to this Form 6-K.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: October 19, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Articles of Association of Gazit-Globe Ltd., as amended (English translation of Hebrew original)

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